Filed by Eversource Energy

(Commission File No. 001-05324) pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc.

Commission File No. 000-08084

News Release

Eversource Strongly Criticizes Recent Actions by Connecticut Water’s Board of Directors

Flawed Go-Shop Process Not Reflective of a Sincere Attempt to

Solicit Alternative Transactions

Eversource Has Already Communicated a Superior Proposal to

Connecticut Water Shareholders

Urges Connecticut Water Shareholders to Vote “AGAINST”

Inferior San Jose Water Transaction

HARTFORD, Conn. (June 5, 2018) — Eversource Energy (NYSE: ES) today strongly criticized the recently disclosed amendments to the merger agreement between Connecticut Water Service, Inc. (Nasdaq: CTWS) and SJW Group (NYSE: SJW) (“San Jose Water”).

Eversource believes that the recent actions taken by Connecticut Water reinforce that its board and management team are not seriously considering the superior proposal by Eversource. Connecticut Water is continuing to attempt to solidify San Jose Water as the acquirer in a transaction that is not in the best interest of Connecticut Water shareholders.

Connecticut Water has initiated a severely limited go-shop process that fails to reflect a sincere intention to consider superior alternatives to the San Jose Water transaction. In soliciting proposals, Connecticut Water has not provided access to due diligence information that is not already publicly available, nor has it provided access to the company’s senior management. Both of these actions would be standard practice in go-shop processes designed to solicit competitive bids on a level playing field.

Importantly, Connecticut Water and San Jose Water have also refused to eliminate or reduce the $28.1 million break-up fee while simultaneously extending the tail period applicable to the break-up fee from 12 to 15 months and providing San Jose Water with additional rights to match competing proposals. These are highly preclusive actions that are not in the best interest of Connecticut Water’s shareholders. Eversource believes that the go-shop process has been designed to create the illusion that Connecticut Water’s board is finally fulfilling its fiduciary duties without it actually doing so.

If Connecticut Water and San Jose Water were to eliminate the break-up fee and Eversource’s superior proposal was accepted by Connecticut Water, cash savings of up to $2.25 per share1 would be available for Eversource to consider increasing its $63.50 per share offer to Connecticut Water shareholders. This would represent significantly greater value than San Jose Water’s all-stock takeover proposal, which was valued at $61.86 per share by Connecticut Water in materials it filed with the SEC on the day the transaction was announced.

(1)  Based on the $28.1 million break-up fee divided by 12.479 million Connecticut Water shares outstanding on a fully diluted basis.

Eversource remains committed to delivering its compelling and superior proposal to Connecticut Water shareholders but will not participate in this severely limited go-shop process.  Eversource will continue to urge Connecticut Water shareholders to vote “AGAINST” the inferior San Jose Water merger proposal by completing the BLUE proxy card once Eversource files definitive proxy materials with the U.S. Securities and Exchange Commission.

For more information on Eversource’s superior proposal for Connecticut Water, please visit www.betterCTwater.com.

About Eversource:

Eversource (NYSE: ES) transmits and delivers electricity and natural gas and supplies water to approximately 4 million customers in Connecticut, Massachusetts and New Hampshire. Recognized as the top U.S. utility for its energy efficiency programs by the sustainability advocacy organization Ceres, Eversource harnesses the commitment of its more than 8,000 employees across three states to build a single, united company around the mission of safely delivering reliable energy and water with superior customer service. For more information, please visit our website (www.eversource.com). For more information on our water services, visit www.aquarionwater.com.

Forward Looking Statements:

This news release includes statements concerning Eversource Energy’s (“Eversource”) expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, readers can identify these forward-looking statements through the use of words or phrases such as “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “believe,” “forecast,” “should,” “could” and other similar expressions. Forward-looking statements are based on current expectations, estimates, assumptions or projections and are not guarantees of future performance. These expectations, estimates, assumptions or projections may vary materially from actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by important factors that could cause our actual results to differ materially from those contained in our forward-looking statements, including, but not limited to, in the case of Eversource’s proposal to acquire Connecticut Water, the fact that we may fail to reach agreement on terms of a potential transaction with Connecticut Water, or fail to complete any such transaction on a timely basis or on favorable terms; the negative effects on Connecticut Water’s business resulting from the pendency of the merger proposals; that we may not receive regulatory approvals within the expected timeframe; that we may not be able to close the proposed transaction with Connecticut Water promptly and effectively, or at all; cyber-attacks or breaches, including those resulting in the compromise of the confidentiality of our proprietary information and the personal information of our customers; acts of war or terrorism or grid disturbances that may disrupt our transmission and distribution systems; ability or inability to commence and complete our major strategic development projects and opportunities; actions or inactions of local, state and federal regulatory, public policy and taxing bodies; substandard performance of suppliers; climate change; disruption to our transmission and distribution systems; new technology and conservation of energy; contamination or failure of our water supplies; unauthorized access to confidential and proprietary information; changes in laws, regulations or regulatory policy; changes in economic conditions, including impact on interest rates, tax policies, and customer demand and payment ability; changes in business conditions, which could include disruptive technology related to our current or future business model; changes in weather patterns, including extreme weather and other effects of climate change; reputational risk; changes in levels or timing of capital expenditures; technological developments and alternative energy sources; disruptions in the capital markets or other events that make Eversource’s access to necessary capital more difficult or costly; developments in legal or public policy doctrines; changes in accounting standards and financial reporting regulations; actions of rating agencies; and other presently unknown or unforeseen factors.

Other risk factors are detailed in Eversource’s reports filed with the Securities and Exchange Commission (SEC) and updated as necessary, and are available on the SEC’s website at www.sec.gov. All such factors are difficult to predict and contain uncertainties that may materially affect Eversource’s actual results many of which are beyond our control. You should not place undue reliance on the forward-looking statements; each speaks only as of the date on which such statement is made, and, except as required by federal securities laws, Eversource undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Certain Information Regarding Participants:

Eversource and certain of its trustees, executive officers and employees may be deemed participants in the solicitation of proxies from Connecticut Water shareholders in connection with Connecticut Water’s Special Meeting of Shareholders. Information about the interests in Connecticut Water of Eversource and such trustees, executive officers and employees is set forth in a preliminary proxy statement that was filed with the SEC on April 27, 2018 (the “Eversource Proxy”).

Additional Information:

Investors are urged to read in its entirety the Eversource Proxy, which is available now, and the definitive proxy statement and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Eversource Proxy, and any other documents filed by Eversource with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Eversource Proxy and such other documents may also be obtained free of charge by contacting D.F. King & Co., Inc. at: (800) 967-5071 or 48 Wall Street, 22nd Floor, New York, New York 10005.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Eversource has made for a business combination transaction with Connecticut Water. In furtherance of this proposal and subject to future developments, if Eversource and Connecticut Water agree on a negotiated transaction, Eversource and Connecticut Water may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, tender offer statement, prospectus, proxy statement or other document Eversource and/or Connecticut Water file with the SEC in connection with the proposed transaction. Investors are urged to read carefully the registration statement(s), tender offer statement(s), prospectus(es), proxy statement(s) and other documents filed with the SEC when they become available because they will contain important information about Eversource, Connecticut Water and the proposed transaction. Investors may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Eversource’s Investor Relations department at (860) 665-5154 or by email to jeffrey.kotkin@eversource.com.

Media Contacts:	Investor Contacts:
Eversource	Eversource
Caroline Pretyman	Jeffrey R. Kotkin
(617) 424-2460	(860) 665-5154
caroline.pretyman@eversource.com	jeffrey.kotkin@eversource.com

OR	OR

Brunswick Group	D.F. King & Co., Inc.
Jonathan Doorley / Darren McDermott	Edward McCarthy / Michael Madalon
(212) 333-3810	(212) 269-5550

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